GIGCAPITAL, INC.

4 Palo Alto Square, Suite 232

3000 El Camino Real

Palo Alto, CA 94306

December 5, 2017

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GigCapital, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed November 28, 2017 File No. 333-221581

Dear Mr. Spirgel:

In accordance with Rule 460 and Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, GigCapital, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective at 4:00 p.m. Eastern Standard Time on December 7, 2017, or as soon thereafter as practicable.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours, GIGCAPITAL, INC.

By:	/s/ Avi S. Katz
Avi S. Katz
Chief Executive Officer

cc:	Jeffrey C. Selman

Jason Simon

Alan Annex